Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-177307

August 8, 2012

PepsiCo, Inc.

0.700% Senior Notes due 2015

1.250% Senior Notes due 2017

3.600% Senior Notes due 2042

Issuer:	PepsiCo, Inc.
Ratings (Moody’s / S&P):	Aa3 / A- (negative / stable outlook)
Trade Date:	August 8, 2012
Settlement Date (T+3):	August 13, 2012
Title of Securities:	0.700% Senior Notes due 2015	1.250% Senior Notes due 2017	3.600% Senior Notes due 2042
Aggregate Principal Amount Offered:	$900,000,000	$1,000,000,000	$600,000,000
Maturity Date:	August 13, 2015	August 13, 2017	August 13, 2042
Interest Payment Dates:	Semi-annually on each February 13 and August 13, commencing on February 13, 2013.	Semi-annually on each February 13 and August 13, commencing on February 13, 2013.	Semi-annually on each February 13 and August 13, commencing on February 13, 2013.
Benchmark Treasury:	0.25% due July 15, 2015	0.50% due July 31, 2017	3.125% due February 15, 2042
Benchmark Treasury Yield:	0.381%	0.727%	2.741%
Spread to Treasury:	+33 bps	+63 bps	+95 bps
Re-offer Yield:	0.711%	1.357%	3.691%
Coupon:	0.700%	1.250%	3.600%
Price to Public:	99.967%	99.484%	98.358%
Optional Redemption:	Make-whole call at Treasury rate plus 5 basis points	Make-whole call at Treasury rate plus 10 basis points	Make-whole call at Treasury rate plus 15 basis points
Daycount Fraction:	30 / 360	30 / 360	30 / 360
CUSIP/ISIN:	713448 CA4 / US713448CA46	713448 CB2 / US713448CB29	713448 CC0 / US713448CC02

Minimum Denomination:	$2,000 and integral multiples of $1,000
Joint Bookrunners:	Citigroup Global Markets Inc. Morgan Stanley & Co. LLC RBS Securities Inc.
Co-Managers:	ANZ Securities, Inc. Lebenthal & Co., LLC Samuel A. Ramirez & Company, Inc. TD Securities (USA) LLC UBS Securities LLC

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or RBS Securities Inc. toll-free at 1-866-884-2071.

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